[CYTRX CORPORATION LETTERHEAD]

September 22, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Comment letter dated September 13, 2010
CytRx Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File Number: 000-15327

Ladies and Gentlemen:

By letter dated September 13, 2010 (the “Second Supplemental Comment Letter”), the staff of the Division of Corporation Finance (the “Staff”) provided CytRx Corporation (“we,” “our,” “us” or the “Company”) with comments on the Company’s response letter, dated August 19, 2010, to the Staff’s comment letter, dated August 5, 2010, on our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Report”).

This letter sets forth our responses to the Second Supplemental Comment Letter.  We have reproduced below the text of the Staff’s comments, followed by our responses in bold face.  The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2009

Annual and Special Bonuses, page 50

1.	Please expand your proposed disclosure further to include, on an officer-by-officer basis:

•	the officer’s specific contribution to the achievement of your principal business objectives for 2009, as determined by the Compensation Committee; and

•	the officer’s job performance rating and an explanation of why the officer’s contribution merited that rating.

COMPANY RESPONSE:

In evaluating our named executive officers, our Compensation Committee generally did not undertake to assess or identify discrete contributions by the individual officers to the achievement of the specific principal business achievements of the Company during 2009.  As described in the Company’s August 19, 2010 response letter, these achievements resulted from collaborative efforts of our named executive officers, and our Compensation Committee employed a holistic approach to its evaluation of the relative contributions made by each officer.  With respect to our key corporate achievements, however, our Compensation Committee noted the following contributions:

(1)
Raising at least $15 million in new capital to meet our ongoing working capital and other corporate requirements involved extensive investor education and road shows by Mr. Kriegsman, our President and Chief Executive Officer, and Dr. Levitt, our Chief Medical Officer; negotiations with investment banks by Mr. Kriegsman, Mr. Caloz, our Chief Financial Officer, and Mr. Levin, our General Counsel; and critical negotiation and timely completion of the financing by Messrs. Kriegsman and Levin;

(2)
Obtaining the removal of the FDA’s clinical hold on our Phase 2b clinical trial for arimoclomol in ALS involved extensive efforts of Dr. Levitt and Dr. Wieland, our Senior Vice President-Drug Development, including meetings and correspondence with the FDA and preparation and submission of extensive data, as well as strategic direction and input from Mr. Kriegsman.

(3)	Completion of preclinical testing of our molecular chaperone candidates for several indications was realized through the efforts of Dr. Wieland and Dr. Levitt.

(4)
Presenting favorable interim data from our clinical trial of tamibarotene for APL was accomplished through Dr. Wieland’s efforts to incorporate the former Innovive assets into our drug portfolio and development programs.

In the future, our Compensation Committee intends to consider possible changes to its practices to enable it to better respond to the SEC’s compensation disclosure requirements as explicated by the Staff’s comments.  These changes may include establishing specific objectives on an officer-by-officer basis and assessing each officer’s performance in light of those individual objectives.

Set forth below are the individual job performance scores of our named executive officers for 2009:

Performance Score
Steven A. Kriegsman                                                         1.0
John J. Caloz                                                                      1.22
Daniel Levitt, M.D., Ph.D.                                                  NA
Benjamin S. Levin                                                              1.33
Scott Wieland, Ph.D.                                                          2.44

Dr. Levitt’s performance was not rated for 2009, because he was employed by the Company for only three months of the year.

As indicated in the Company’s August 19, 2010 response letter, the score assigned to each officer was based on a subjective assessment by our
Compensation Committee members of the officer’s performance against the scoring standards of:

1 – Consistently Exceeds Expectations
2 – Sometimes Exceeds Expectations
3 – Meets Expectations
4 – Sometimes Meets Expectations
5 – Needs Improvement

The job scores are determined based on an initial self-assessment by the officer, which is subject to change based on an evaluation of the self-assessment by the officer’s direct supervisor and on the Compensation Committee’s own assessment of the officer’s job performance.

For 2009, our Compensation Committee determined that the individual performance scores indicated above were merited by the officer’s respective contributions to our key business achievements discussed above, as well as the performance of their day-to-day responsibilities.  On an officer-by-officer basis, our Compensation Committee also noted the following:

Mr. Kriegsman (1.0): Management of the investor relations and contacts, and relationship with key service providers and advisors, management of the executive team and personnel, working around the clock on key transactions, and extensive efforts to promote the Company story to potential investors, extensive travel on road shows and to key investor conferences to increase awareness of the Company.

Mr. Caloz (1.22): Completed overhaul of finance department to achieve timely filing of all SEC reports with no reported material weaknesses, and compliance with company policies.

Mr. Levin (1.33): Contributed to timely filing of all SEC reports, active oversight of company operations, and advice regarding potential legal liabilities to avoid undue legal risks to the Company.

Dr. Wieland (2.44): Helped oversee conversion of the Company to an oncology company and assisted in complete revision of company clinical development plans.  Dr. Wieland’s somewhat lower rating than some others was due to a relative lack of (but improving) mastery of the new indications, and an expectation for improvement in his ability to broaden focus from a pure clinical and regulatory perspective to an executive view of the Company's broader goals and position as a public company.

As explained in the Company’s August 19, 2010 response letter, officers rated 3.00 or better were considered eligible for a discretionary bonus.  The amount of bonus awarded to each officer bore no mathematical or other direct relationship to the officer’s performance score.  As alluded to above, our Compensation Committee intends to consider establishing a revised scoring system.

2.           Please also discuss how the Committee factored the comparable company data for similarly situated employees into the amount of incentive bonus received by each officer.  In other words, how did the final awards relate to this idea?  Did the Committee intend to benchmark awards against this data?

COMPANY RESPONSE:

Our Compensation Committee reviewed the two salary surveys identified in the Company’s August 19, 2010 response letter, and after determining proposed bonuses for executives, evaluated those proposals against the survey data.  Although there was not a rigid attempt to benchmark bonus amounts, in general, the Compensation Committee attempted to award above-average performance with bonuses that were above-average based on the surveys, and similarly attempted to award average or below-average performance with bonuses that fell into the average or below-average range in the compensation surveys.

For example:

Mr. Kriegsman (highest rating) was awarded a bonus that fell between the 75th and 100th percentiles in the Equilar survey (of public biotech companies between $50 million and $200 million market cap), and near the median bonus in the salary.com survey for Los Angeles companies (which the Compensation Committee uses to adjust for geographic differences in cost of living, etc.).

Mr. Caloz’s (above-average rating) bonus was between the 50th and 75th percentiles in the Equilar survey and the 25th percentile and average bonus in the salary.com survey.

Mr. Levin’s (above-average rating) bonus also was between the 50th and 75th percentiles in the Equilar survey and the 25th percentile and the average bonus in the salary.com survey.

Dr. Wieland’s (average rating) bonus was between the 75th and 100th percentiles in both the Equilar survey and the salary.com survey.  The higher bonus relative to Dr. Wieland’s job score was due to the fact that the salary computations were done for a vice president position, and Dr. Wieland had subsequently been elevated to the position of Senior Vice President.

The Company undertakes to include similar discussions with respect to executive compensation in its future SEC reports.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Very truly yours,

/s/ JOHN Y. CALOZ

John Y. Caloz
Chief Financial Officer

CC:          Michael Rosenthall (SEC)
Steven A. Kriegsman
Benjamin S. Levin
Dale E. Short (TroyGould PC)